Exhibit 99.1

SciSparc Announces Transformation into Agentic AI-Powered Technologies, Including Cybersecurity and Finance Technologies

TEL AVIV, Israel, Oct. 15, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that it will shift its strategic focus toward Agentic AI-powered technologies, including cybersecurity and finance technologies.

Building on its previously announced decision on July 27, 2026 to target the Agentic AI market and the announcement on August 26, 2026 of the establishment of its Scientific Advisory Board for AI and Cybersecurity, the Company intends to evaluate technologies, companies and business opportunities across the Agentic AI ecosystem, with a focus on applications such as in cybersecurity and finance technologies.

Agentic AI refers to artificial intelligence systems designed to autonomously plan and execute tasks to achieve defined objectives. SciSparc aims to build on its scientific and technical foundation to identify opportunities in these markets and assess potential avenues for establishing its presence in the sector.

The Company will continue to evaluate opportunities in the field as it pursues its strategic shift. There can be no assurance that these efforts will result in any transaction, commercial agreement or revenue-generating activity for the Company.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses its planned shift in strategic focus toward Agentic AI-powered technologies, including cybersecurity and finance technologies; its intention to evaluate technologies, companies and business opportunities across the Agentic AI ecosystem; its aim to build on its scientific and technical foundation to identify opportunities in these markets and assess potential avenues for establishing its presence in the sector; and its plans to continue evaluating opportunities as it pursues its strategic shift. The Company may ultimately not identify any opportunities in the agentic AI field and may not ultimately realize the opportunities contemplated by its strategic shift into the field. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055